FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 28, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2016

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

March 31, 2016

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg
R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended March 31,
	Notes	2016	2015
Continuing operations		(Unaudited)

Net sales	3	1,257,254	2,253,555
Cost of sales	4	(927,393)	(1,440,692)
Gross profit		329,861	812,863
Selling, general and administrative expenses	5	(286,567)	(436,107)
Other operating income (expense), net		(1,130)	2,617
Operating income		42,164	379,373
Finance Income	6	19,895	12,107
Finance Cost	6	(4,304)	(6,257)
Other financial results	6	(30,158)	(7,270)
Income before equity in earnings of non-consolidated companies and income tax		27,597	377,953
Equity in earnings of non-consolidated companies		11,727	7,915
Income before income tax		39,324	385,868
Income tax		(11,374)	(131,925)
Income for the period		27,950	253,943

Attributable to:
Owners of the parent		18,161	255,082
Non-controlling interests		9,789	(1,139)
		27,950	253,943
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.02	0.22
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.03	0.43

 (1) Each ADS equals two shares.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2016	2015
	(Unaudited)

Income for the period	27,950	253,943
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	90,694	(181,201)
Change in value of available for sale financial instruments and cash flow hedges	(6,184)	388
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(6,647)	(35,767)
- Changes in the fair value of derivatives held as cash flow hedges and others	(402)	(753)
Income tax relating to components of other comprehensive income	-	(311)
Other comprehensive income (loss) for the period, net of tax	77,461	(217,644)
Total comprehensive income for the period	105,411	36,299
Attributable to:
Owners of the parent	95,356	37,682
Non-controlling interests	10,055	(1,383)
	105,411	36,299

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At March 31, 2016		At December 31, 2015
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	5,840,103		5,672,258
Intangible assets, net	9	2,087,412		2,143,452
Investments in non-consolidated companies	12	495,319		490,645
Available for sale assets		21,572		21,572
Other investments	10	369,511		394,746
Deferred tax assets		193,752		200,706
Receivables		213,890	9,221,559	220,564	9,143,943
Current assets
Inventories		1,604,225		1,843,467
Receivables and prepayments		154,818		148,846
Current tax assets		178,317		188,180
Trade receivables		1,152,667		1,135,129
Other investments	10	2,036,183		2,140,862
Cash and cash equivalents	10	531,762	5,657,972	286,547	5,743,031
Total assets			14,879,531		14,886,974
EQUITY
Capital and reserves attributable to owners of the parent			11,808,693		11,713,344
Non-controlling interests			158,097		152,712
Total equity			11,966,790		11,866,056
LIABILITIES
Non-current liabilities
Borrowings		33,649		223,221
Deferred tax liabilities		681,655		750,325
Other liabilities		233,450		231,176
Provisions		63,711	1,012,465	61,421	1,266,143

Current liabilities
Borrowings		965,973		748,295
Current tax liabilities		161,328		136,018
Other liabilities		218,580		222,842
Provisions		13,503		8,995
Customer advances		90,495		134,780
Trade payables		450,397	1,900,276	503,845	1,754,775
Total liabilities			2,912,741		3,020,918
Total equity and liabilities			14,879,531		14,886,974

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016
 CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

Income for the period	-	-	-	-	-	18,161	18,161	9,789	27,950
Currency translation adjustment	-	-	-	90,428	-	-	90,428	266	90,694
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(6,184)	-	(6,184)	-	(6,184)
Share of other comprehensive income of non-consolidated companies	-	-	-	(6,647)	(402)	-	(7,049)	-	(7,049)
Other comprehensive income (loss) for the period	-	-	-	83,781	(6,586)	-	77,195	266	77,461
Total comprehensive income (loss) for the period	-	-	-	83,781	(6,586)	18,161	95,356	10,055	105,411
Acquisition of non-controlling interests	-	-	-	-	(7)	-	(7)	(359)	(366)
Dividends paid in cash	-	-	-	-	-	-	-	(4,311)	(4,311)
Balance at March 31, 2016	1,180,537	118,054	609,733	(922,986)	(305,275)	11,128,630	11,808,693	158,097	11,966,790

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

Income for the period	-	-	-	-	-	255,082	255,082	(1,139)	253,943
Currency translation adjustment	-	-	-	(180,439)	-	-	(180,439)	(762)	(181,201)
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(441)	-	(441)	518	77
Share of other comprehensive income of non-consolidated companies	-	-	-	(35,767)	(753)	-	(36,520)	-	(36,520)
Other comprehensive loss for the period	-	-	-	(216,206)	(1,194)	-	(217,400)	(244)	(217,644)
Total comprehensive (loss) income for the period	-	-	-	(216,206)	(1,194)	255,082	37,682	(1,383)	36,299
Balance at March 31, 2015	1,180,537	118,054	609,733	(874,490)	(318,993)	11,976,955	12,691,796	150,817	12,842,613

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2016 and 2015 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.
(3) The Distributable Reserve and Retained Earnings as of March 31, 2016 calculated in accordance with Luxembourg Law are disclosed in Note 11.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016
December 31, 2015.
CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Three-month period ended March 31,
	Notes	2016	2015
Cash flows from operating activities		(Unaudited)

Income for the period		27,950	253,943
Adjustments for:
Depreciation and amortization	8 & 9	163,155	147,737
Income tax accruals less payments		(16,171)	14,137
Equity in earnings of non-consolidated companies		(11,727)	(7,915)
Interest accruals less payments, net		(19,399)	(4,451)
Changes in provisions		6,798	(10,586)
Changes in working capital		102,915	515,636
Other, including currency translation adjustment		55,626	(30,608)
Net cash provided by operating activities		309,147	877,893

Cash flows from investing activities
Capital expenditures	8 & 9	(230,249)	(261,259)
Changes in advance to suppliers of property, plant and equipment		14,258	2,294
Net loan to non-consolidated companies	12	(10,384)	(6,288)
Proceeds from disposal of property, plant and equipment and intangible assets		1,723	554
Cash flows from purchases and sales of securities, net		129,928	(536,731)
Net cash used in investing activities		(94,724)	(801,430)

Cash flows from financing activities
Dividends paid to non-controlling interest in subsidiaries		(4,311)	-
Acquisitions of non-controlling interests		(366)	-
Proceeds from borrowings (*)		253,471	607,310
Repayments of borrowings (*)		(220,833)	(418,195)
Net cash provided by financing activities		27,961	189,115

Increase in cash and cash equivalents		242,384	265,578
Movement in cash and cash equivalents
At the beginning of the period		286,198	416,445
Effect of exchange rate changes		2,161	(10,206)
Increase in cash and cash equivalents		242,384	265,578
At March 31,		530,743	671,817

		At March 31,
Cash and cash equivalents		2016	2015
Cash and bank deposits		531,762	675,619
Bank overdrafts		(1,019)	(3,802)
		530,743	671,817

(*) Mainly related to the renewal of short-term local facilities carried out during the three-month period ending March 31, 2016 and 2015, respectively.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Cash and cash equivalents and other investments
11	Contingencies, commitments and restrictions to the distribution of profits
12	Investments in non-consolidated companies
13	Related party transactions
14	Fair value
15	Nationalization of Venezuelan Subsidiaries

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company's subsidiaries is included in Note 29 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2015.

The Company's shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company's American Depositary Securities ("ADS") trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company's Board of Directors on April 27, 2016.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2015. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB") and in conformity with IFRS as adopted by the European Union ("EU").

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris' subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no changes in valuation techniques during the period and there have been no changes in the risk management department or in any risk management policies since the year ended December 31, 2015.

Whenever necessary, certain comparative amounts have been reclassified to conform to change in presentation in current period.

None of the accounting pronouncements issued after December 31, 2015 and as of the date of these Financial Statements have a material effect on the Company's financial condition or result of operations.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016

3	Segment information

Reportable operating segment

(all amounts in thousands of U.S. dollars)	(Unaudited)
Three-month period ended March 31, 2016	Tubes	Other	Total
IFRS - Net Sales	1,130,406	126,848	1,257,254

Management View - Operating income	69,955	24,525	94,480
· Differences in cost of sales and others	(79,216)	(3,506)	(82,722)
· Depreciation and amortization	30,363	43	30,406
IFRS - Operating income	21,102	21,062	42,164
Financial income (expense), net			(14,567)
Income before equity in earnings of non-consolidated companies and income tax			27,597
Equity in earnings of non-consolidated companies			11,727
Income before income tax			39,324

Capital expenditures	221,565	8,684	230,249
Depreciation and amortization	158,280	4,875	163,155

(all amounts in thousands of U.S. dollars)	(Unaudited)
Three-month period ended March 31, 2015	Tubes	Other	Total

IFRS - Net Sales	2,076,633	176,922	2,253,555

Management View - Operating income	438,373	10,321	448,694
· Differences in cost of sales and others	(69,233)	(1,326)	(70,559)
· Depreciation and amortization	1,160	78	1,238
IFRS - Operating income	370,300	9,073	379,373
Financial income (expense), net			(1,420)
Income before equity in earnings of non-consolidated companies and income tax			377,953
Equity in earnings of non-consolidated companies			7,915
Income before income tax			385,868

Capital expenditures	238,581	22,678	261,259
Depreciation and amortization	142,276	5,461	147,737

In the three-month period ended March 31, 2016, net income under management view amounted to $18.5 million, while under IFRS amounted to $27.9 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total
Three-month period ended March 31, 2016
Net sales	441,609	399,272	140,086	244,817	31,470	1,257,254
Capital expenditures	193,024	25,001	9,549	1,468	1,207	230,249
Depreciation and amortization	96,179	31,353	28,010	2,500	5,113	163,155

Three-month period ended March 31, 2015
Net sales	1,047,460	561,496	245,028	320,630	78,941	2,253,555
Capital expenditures	164,582	69,638	13,997	8,681	4,361	261,259
Depreciation and amortization	84,384	28,764	27,584	2,436	4,569	147,737

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016
3	Segment information (Cont.)

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company's country of incorporation (Luxembourg). For geographical information purposes, "North America" comprises Canada, Mexico and the United States; "South America" comprises principally Argentina, Brazil and Colombia; "Europe" comprises principally Italy, Norway and Romania; "Middle East and Africa" comprises principally Angola, Nigeria and Saudi Arabia and "Asia Pacific" comprises principally China, Indonesia and Japan.

4	Cost of sales

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Inventories at the beginning of the period	1,843,467	2,779,869

Plus: Charges of the period
Raw materials, energy, consumables and other	285,742	566,250
Services and fees	50,909	83,517
Labor cost	168,114	254,600
Depreciation of property, plant and equipment	91,116	88,741
Amortization of intangible assets	6,784	5,726
Maintenance expenses	28,963	50,936
Allowance for obsolescence	28,317	16,372
Taxes	5,366	5,415
Other	22,840	27,518
	688,151	1,099,075

Less: Inventories at the end of the period	(1,604,225)	(2,438,252)
	927,393	1,440,692

5	Selling, general and administrative expenses

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Services and fees	28,468	39,987
Labor cost	113,642	143,128
Depreciation of property, plant and equipment	4,155	4,717
Amortization of intangible assets	61,100	48,553
Commissions, freight and other selling expenses	61,258	117,721
Provisions for contingencies	6,805	6,304
Allowances for doubtful accounts	(28,091)	7,675
Taxes	21,654	41,218
Other	17,576	26,804
	286,567	436,107

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016
6	Financial results

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2016	2015
	(Unaudited)
Interest Income	15,668	7,548
Net result on changes in FV of financial assets at FVTPL	4,227	4,559
Finance Income	19,895	12,107
Finance Cost	(4,304)	(6,257)
Net foreign exchange transactions results (*)	(21,785)	(22,595)
Foreign exchange derivatives contracts results (**)	(12,064)	14,551
Other	3,691	774
Other Financial results	(30,158)	(7,270)
Net Financial results	(14,567)	(1,420)

(*) For the three-month period ended March 2016 includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.

(**) For the three-month period ended March 2016 includes the negative impact from Brazilian Real appreciation against the U.S. dollar on hedging instruments, largely offset by an increase in currency translation adjustment reserve from the Brazilian subsidiaries.

7	Dividend distribution

On February 24, 2016 the Company's board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 4, 2016, the payment of an annual dividend of $0.45 per share ($0.90 per ADS), or approximately $531.2 million, which includes the interim dividend of $0.15 per share ($0.30 per ADS) or approximately $177.1 million, paid on November 25, 2015. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.1 million will be paid on May 25, 2016, with an ex-dividend date of May 23, 2016. These Consolidated Condensed Interim Financial Statements do not reflect this dividend payable.

On May 6, 2015 the Company's Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 27, 2014 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 20, 2015. In the aggregate, the interim dividend paid in November 2014 and the balance paid in May 2015 amounted to approximately $531.3 million.

8	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	5,672,258	5,159,557
Currency translation adjustment	42,872	(118,150)
Additions (*)	220,962	243,355
Disposals	(1,441)	(554)
Transfers	723	1,942
Depreciation charge	(95,271)	(93,458)
At March 31,	5,840,103	5,192,692

 (*) Mainly due to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016
9	Intangible assets, net

(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	2,143,452	2,757,630
Currency translation adjustment	3,562	(9,846)
Additions	9,287	17,904
Disposals	(282)	-
Transfers	(723)	(1,942)
Amortization charge	(67,884)	(54,279)
At March 31,	2,087,412	2,709,467

10	Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At March 31,	At December 31,
	2016	2015
Cash and cash equivalents	(Unaudited)
Cash at banks	101,656	101,019
Liquidity funds	169,132	81,735
Short – term investments	260,974	103,793
	531,762	286,547

Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	804,613	877,436
Bonds and other fixed Income	1,166,635	1,203,695
Fund Investments	64,935	59,731
	2,036,183	2,140,862
Other investments - Non-current
Bonds and other fixed Income (*)	367,834	393,084
Others	1,677	1,662
	369,511	394,746

 (*) Related to investments designated as held to maturity and measured at amortized cost.

11	Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 25 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2015.

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements are adequate based upon currently available information. However, if management's estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris' results of operations, financial condition, net worth and cash flows.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016

11	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Set forth below is a description of Tenaris' material ongoing legal proceedings:

▪	Tax assessment in Italy

An Italian subsidiary of Tenaris, received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR292 million (approximately $332 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $10 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted the Tenaris subsidiary defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, the Italian subsidiary received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by the Italian subsidiary. The Italian subsidiary appealed the assessment with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected the appeal filed by the Italian subsidiary. This first-instance ruling, which held that the Italian subsidiary is required to pay an amount of EUR220 million (approximately $250 million) including principal interest and penalties, contradicts the first and second-instance tax court rulings in connection with the 2007 assessment. Tenaris continues to believe that the Italian subsidiary has correctly applied the relevant legal provisions; accordingly, the Italian subsidiary will appeal the January 2016 first-instance ruling against the second-instance tax court. In the meantime, the Italian subsidiary has obtained the suspension of the interim payment that would have been due, based on the first-instance decision, through the filing with the tax authorities of a bank guarantee.

Based, among other things, on the tax court decisions on the 2007 assessment and the opinion of counsels, Tenaris believes that it is not probable that the ultimate resolution of either the 2007 or the 2008 tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas' control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas' control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal within 2016.

The Company is aware that on November 10, 2014, CSN filed a separate complaint with Brazil's securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016

11	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

Finally, on December 11, 2014, CSN filed a claim with Brazil's antitrust regulator Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders' right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company's voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN's claim. CSN did not appeal the decision and on May 19, 2015, CADE finally closed the file.

Tenaris believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Commitments

Set forth is a description of Tenaris' main outstanding commitments:

▪	A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in January 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with a 12-month prior notice. Due to the current weak pipe demand associated with the reduction in drilling activity, the parties entered into a temporary agreement pursuant to which application of the minimum volume requirements were suspended, and the company is temporarily allowed to purchase steel volumes in accordance with its needs. As of March 31, 2016, the estimated aggregate contract amount through December 31, 2017, calculated at current prices, is approximately $277 million.

▪	A Tenaris company entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $366.2 million related to the investment plan to expand Tenaris' U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas. As of March 31, 2016 approximately $978.8 million had already been invested.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2015, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including result for the year ended December 31, 2015	18,024,204
Total equity in accordance with Luxembourg law	19,932,528

At least 5% of the Company's net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company's share capital. As of March 31, 2016, this reserve was fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016

11	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

At December 31, 2015, distributable amount under Luxembourg law totals $18.6 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2014 under Luxembourg law	21,072,180
Other income and expenses for the year ended December 31, 2015 (*)	(2,516,734)
Dividends approved	(531,242)
Retained earnings at December 31, 2015 under Luxembourg law	18,024,204
Share premium	609,733
Distributable amount at December 31, 2015 under Luxembourg law	18,633,937

(*) In 2015 result under Luxembourg GAAP was affected by the written down of the value of its investment.

12	Investments in non-consolidated companies

a)	Ternium

Ternium S.A. ("Ternium"), is a steel producer with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris' main suppliers of round steel bars and flat steel products for its pipes business.

At March 31, 2016, the closing price of Ternium's ADSs as quoted on the New York Stock Exchange was $18.0 per ADS, giving Tenaris' ownership stake a market value of approximately $413.0 million (Level 1). At March 31, 2016, the carrying value of Tenaris' ownership stake in Ternium, based on Ternium's IFRS financial statements, was approximately $453.9 million.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris' principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

At March 31, 2016, the closing price of the Usiminas' ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL4.1 (approximately $1.15) per share, giving Tenaris' ownership stake a market value of approximately $28.7 million (Level 1). At March 31, 2016, the carrying value of Tenaris' ownership stake in Usiminas, was approximately $36.3 million.

c)	Techgen, S.A. de C.V. ("Techgen")

Techgen is a Mexican company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of between 850 and 900 megawatts. As of February 2014, Tenaris completed the initial investments in Techgen of 22% of its share capital, the remaining ownership is held by Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) by 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of March 31, 2016, Tenaris exposure under these agreements amount to $62.6 million and $2.2 million respectively.

Tenaris issued a Corporate Guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $800 million to be used in the construction of the facility. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of March 31, 2016, disbursements under the loan agreement amounted $800 million, as a result the amount guaranteed by Tenaris was approximately $176 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016

13	Related party transactions

As of March 31, 2016:

▪	San Faustin S.A., a Luxembourg Société Anonyme ("San Faustin"), owned 713,605,187 shares in the Company, representing 60.45% of the Company's capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg Société à Responsabilité Limitée ("Techint"), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) ("RP STAK") held shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris' directors and senior management as a group owned 0.12% of the Company's outstanding shares.

Transactions and balances disclosed as with "non-consolidated parties" are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as "Other".

The following transactions were carried out with related parties.

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2016	2015
(i) Transactions	(Unaudited)
(a) Sales of goods and services
Sales of goods to non-consolidated parties	4,825	10,918
Sales of goods to other related parties	5,735	24,785
Sales of services to non-consolidated parties	1,958	2,227
Sales of services to other related parties	684	924
	13,202	38,854

(b) Purchases of goods and services
Purchases of goods to non-consolidated parties	12,188	76,201
Purchases of goods to other related parties	7,412	3,874
Purchases of services to non-consolidated parties	2,157	3,235
Purchases of services to other related parties	13,378	25,911
	35,135	109,221

(all amounts in thousands of U.S. dollars)	At March 31,	At December 31,
	2016	2015
(ii) Period-end balances	(Unaudited)
Arising from sales / purchases of goods / services / others
Receivables from non-consolidated parties	82,697	73,412
Receivables from other related parties	17,203	23,995
Payables to non-consolidated parties	(14,023)	(20,000)
Payables to other related parties	(12,322)	(19,655)
	73,555	57,752

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016

14	Fair Value

▪	Measurement

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level.

The following table presents the assets and liabilities that are measured at fair value as of March 31, 2016 and December 31, 2015:

March 31, 2016	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	430,106	-	-	430,106
Other investments	1,310,379	705,457	1,677	2,017,513
Derivatives financial instruments	-	16,508	-	16,508
Available for sale assets	-	-	21,572	21,572
Total	1,740,485	721,965	23,249	2,485,699
Liabilities
Derivatives financial instruments	-	35,186	-	35,186
Total	-	35,186	-	35,186

December 31, 2015	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	185,528	-	-	185,528
Other investments	1,348,269	792,593	1,662	2,142,524
Derivatives financial instruments	-	18,250	-	18,250
Available for sale assets	-	-	21,572	21,572
Total	1,533,797	810,843	23,234	2,367,874
Liabilities
Derivatives financial instruments	-	34,540	-	34,540
Total	-	34,540	-	34,540

(*) Main balances included in this level correspond to Available for sale assets related to Tenaris' interest in the nationalized Venezuelan companies. For further detail regarding Available for sale assets, see Note 30 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2015 and the note 15 to this Consolidated Condensed Interim Financial Statements.

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company's best estimate on how market participants would price the asset or liability at measurement date.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2016

14	Fair Value (Cont.)

▪	Estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

Some of Tenaris' investments are designated as held to maturity and measures at amortized cost. Tenaris estimates that the fair value of these financial assets is 100.0% of its carrying amount including interests accrued as of March 31, 2016.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed, they are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 100.0% and 99.0% of its carrying amount including interests accrued as of March 31, 2016 and December 2015, respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

15	Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela's President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the "Venezuelan Companies"). Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda ("Talta"), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with the Matesi and Tavsa expropriations. For further information, see Note 30 in the Company's audited Consolidated Financial Statements for the year ended December 31, 2015.

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris' and Talta's claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of US$87.3 million for the breaches and ordered Venezuela to pay an additional amount of US$85.5 million in pre-award interest, aggregating to a total award of US$172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest would apply at the rate of 9% per annum.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. On April 4, 2016, Tenaris and Talta responded to Venezuela's rectification request. On April 7, 2016, the tribunal granted both parties the opportunity to file an additional written submissions (due on April 15, 2016 for Venezuela and on April 22, 2016 for Tenaris and Talta), following which the tribunal will decide on Venezuela's rectification request. There is no procedural deadline by which this decision must be rendered.

Edgardo Carlos
Chief Financial Officer